

03054824

**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**



SEC MAIL
RECEIVED
PROCESSING
MAY 2 3 2003
WASH, D.C.
188
SECTION


| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | September 30, 1998 |
| Estimated average burden hours per response... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8-21025 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Canaccord Capital Corporation (USA), Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2200-609 Granville Street
(No. and Street)

| Vancouver | British Columbia, Canada | V7Y 1H2 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

| 14175 Proton Rd. | Dallas | TX | 75244 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Dennis N. Burdett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Canaccord Capital Corporation (USA), Inc., as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Vice President

Title



Notary Public

TOBY G. LIM
BARRISTER & SOLICITOR
1600 - 609 GRANVILLE STREET
P.O. BOX 10068, PACIFIC CENTRE
VANCOUVER, B.C V7Y 1C3

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CANACCORD CAPITAL CORPORATION (USA), INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED
MARCH 31, 2003

CANACCORD CAPITAL CORPORATION (USA), INC.

CONTENTS


Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

## INDEPENDENT AUDITOR'S REPORT

To the Stockholder
Canaccord Capital Corporation (USA), Inc.

We have audited the accompanying statement of financial condition of Canaccord Capital Corporation (USA), Inc. as of March 31, 2003, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Canaccord Capital Corporation (USA), Inc. as of March 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with U. S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



CHESHIER & FULLER, L.L.P.

Dallas, Texas
April 24, 2003

CANACCORD CAPITAL CORPORATION (USA), INC.
Statement of Financial Condition
March 31, 2003

## ASSETS

| | |
|---|---|
| Cash | $ 319,138 |
| Receivable from brokers-dealers and clearing organizations | 90,569 |
| Note receivable from Parent | 398,316 |
| Prepaid expenses | 16,312 |
| | $ 824,335 |

The accompanying notes are an integral part of these financial statements.

CANACCORD CAPITAL CORPORATION (USA), INC.
Statement of Financial Condition
March 31, 2003

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| **Liabilities:** | |
| Accrued expenses | $ 10,000 |
| Commissions payable | 130,851 |
| Payable to affiliated company | 70,727 |
| Total liabilities | 211,578 |
| **Stockholder's equity:** | |
| Preferred stock, $100 par value, 500 shares authorized, none issued and outstanding | -0- |
| Class A common stock, no par value, $250 per share stated value, 1,250 shares authorized, 702 shares issued and outstanding | 175,500 |
| Class B common stock, no par value, $1,000 per share stated value, 1,250 shares authorized, none issued and outstanding | -0- |
| Additional paid-in capital | 617,846 |
| Retained earnings (deficit) | (180,589) |
| Total stockholder's equity | 612,757 |
| | $ 824,335 |

The accompanying notes are an integral part of these financial statements.

CANACCORD CAPITAL CORPORATION (USA), INC.
Statement of Income
For the Year Ended March 31, 2003

| | |
|---|---|
| **Revenues:** | |
| Commission income | $1,983,874 |
| Interest income | 35,226 |
| Other income | 43,975 |
| | 2,063,075 |
| **Expenses:** | |
| Commissions and clearance paid to all other brokers | 1,038,291 |
| Communications and printing | 58,484 |
| Interest expense | 242 |
| Promotional costs | 12,164 |
| Regulatory fees and expenses | 55,965 |
| Management and administrative fees | 532,263 |
| Other expenses | 317,612 |
| | 2,015,021 |
| Income before income taxes | 48,054 |
| Provision for income taxes | 7,798 |
| Net income | $ 40,256 |

The accompanying notes are an integral part of these financial statements.

CANACCORD CAPITAL CORPORATION (USA), INC.
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2003

| | Class A Shares | Common Stock | Additional Paid-In Capital | Retained Earnings (Deficit) | Total |
|---|---|---|---|---|---|
| Balances at March 31, 2002 | 702 | $ 175,500 | $ 617,846 | $ (220,845) | $ 572,501 |
| Net income | -- | -- | -- | 40,256 | 40,256 |
| Balances at March 31, 2003 | 702 | $ 175,500 | $ 617,846 | $ (180,589) | $ 612,757 |

The accompanying notes are an integral part of these financial statements.

CANACCORD CAPITAL CORPORATION (USA), INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended March 31, 2003

| | |
|---|---|
| Balance, at March 31, 2002 | $ -0- |
| Increases | -0- |
| Decreases | -0- |
| Balance, at March 31, 2003 | $ -0- |

The accompanying notes are an integral part of these financial statements.

CANACCORD CAPITAL CORPORATION (USA), INC.
Statement of Cash Flows
For the Year Ended March 31, 2003

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 40,256 |
| Adjustments to reconcile net income to net cash provided (used) by operating activities: | |
| Change in assets and liabilities | |
| Decrease in receivable from broker-dealers and clearing organizations | 41,979 |
| Decrease in prepaid expenses | 13,122 |
| Increase in accrued expenses | 996 |
| Increase in commissions payable | 90,151 |
| Decrease in income taxes payable | (7,050) |
| Increase in payable to affiliated company | 55,791 |
| Net cash provided (used) by operating activities | 235,245 |
| **Cash flows from investing activities** | |
| Collections on loan to Parent | (8,025) |
| Net cash provided (used) by investing activities | (8,025) |
| **Cash flows from financing activities** | |
| Net cash provided (used) by financing activities | -0- |
| Net increase in cash | 227,220 |
| Cash at beginning of period | 91,918 |
| Cash at end of period | $ 319,138 |

**Supplemental schedule of cash flow information**

| | |
|---|---|
| Cash paid during the period for: | |
| Interest | $ 242 |
| Income taxes | $ 14,853 |

The accompanying notes are an integral part of these financial statements.

## CANACCORD CAPITAL CORPORATION (USA), INC.
## Notes to Financial Statements
## March 31, 2003

Note 1 - Summary of Significant Accounting Policies

Canaccord Capital Corporation (USA), Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a wholly-owned subsidiary of Canaccord Holdings Ltd. (the "Parent"). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. Substantially all of the Company's business is conducted with customers located in Canada and the United States.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expenses may be recorded on a trade date basis.

The Company currently contracts with individual licensed registered representatives who conduct their business through the Company. These contract registered representatives are responsible for their own direct expenses.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2003 the Company had net capital of approximately $198,129 and net capital requirements of $14,112. The Company's ratio of aggregate indebtedness to net capital was 1.07 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

CANACCORD CAPITAL CORPORATION (USA), INC.
Notes to Financial Statements
March 31, 2003

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Related Party Transactions

The Company has a clearing arrangement with Canaccord Capital Corporation (affiliated company), which is a member of the Investment Dealers Association of Canada.

The Company paid affiliated company $532,263 in administrative fees and administrative costs and $207,014 in research fees during the year ended March 31, 2003. These are included in management and administrative fees and other expenses, respectively.

Effective September 27, 2001, the Company executed a loan agreement with the Parent for $425,000. The loan earns interest at the U.S. Prime Rate per annum less 2.5%, calculated and compounded monthly. The loan is unsecured and is due on demand.

Note 5 - Concentration Risk

At various times during the year, the Company had cash balances in excess of insured limits.

Note 6 - Commitment and Contingencies

The Company together with others has been named as a defendant in a lawsuit incidental to its securities business that allege, among other things, violations of Federal and State securities laws and claim damages in excess of $900,000. Management intends to present a vigorous defense.

The ultimate outcome of the lawsuit cannot presently be determined. Accordingly, no provision for any liability related to these matters has been made in these financial statements.

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At March 31, 2003, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of March 31, 2003

**Schedule I**

CANACCORD CAPITAL CORPORATION (USA), INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2003

**COMPUTATION OF NET CAPITAL**

| | | |
|---|---|---|
| Total stockholder's equity qualified for net capital | | $ 612,757 |
| Add: | | |
| Liabilities subordinated to claims of general creditors | | -0- |
| Total capital and allowable subordinated liabilities | | 612,757 |
| Deductions and/or charges | | |
| Non-allowable assets: | | |
| Note receivable from Parent | $ 398,316 | |
| Prepaid expenses | 16,312 | (414,628) |
| Net capital before haircuts on securities positions | | 198,129 |
| Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)) | | -0- |
| Net capital | | $ 198,129 |

**AGGREGATE INDEBTEDNESS**

| | |
|---|---|
| Items included in the statement of financial condition | |
| Accrued expenses | $ 10,000 |
| Commissions payable | 130,851 |
| Payable to affiliated company | 70,727 |
| Total aggregate indebtedness | $ 211,578 |

**Schedule I (continued)**

CANACCORD CAPITAL CORPORATION (USA), INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of March 31, 2003

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | $ 14,112 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 14,112 |
| Net capital in excess of required minimum | $ 184,017 |
| Excess net capital at 1000% | $ 176,971 |
| Ratio: Aggregate indebtedness to net capital | 1.07 to 1 |

## RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

| | |
|---|---|
| Net capital, as reported in Company's (unaudited) Focus report | $ 188,622 |
| Decrease in income taxes payable | 9,507 |
| Net capital per audited report | $ 198,129 |

## Schedule II

CANACCORD CAPITAL CORPORATION (USA), INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of March 31, 2003

**EXEMPTIVE PROVISIONS**

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

| Company's clearing firm: | Southwest Securities, Inc. |
| --- | --- |
| | Canaccord Capital Corporation |

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended
March 31, 2003



Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Canaccord Capital Corporation (USA), Inc.

In planning and performing our audit of the financial statements and supplemental information of Canaccord Capital Corporation (USA), Inc. (the "Company"), for the year ended March 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U. S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CHESHIER & FULLER, L.L.P.

Dallas, Texas
April 24, 2003